

May 14, 2007

By facsimile to (713) 228-1331 and U.S. Mail

Mr. Timothy E. Vail
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
6330 West Loop South, Suite 300
Houston, TX 77401

Re: Synthesis Energy Systems, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form SB-2
        Filed May 1, 2007
        File No. 333-140367

Dear Mr. Vail:

        We reviewed the filing and have the comments below.

General

1.   To the extent applicable, please provide updated financial statements and related
        disclosures as required by Item 310(g) of Regulation S-B. If updated financial statements
        are not required, please provide a recent developments section that summarizes your
        financial condition and results for your recently completed interim period.

Selling Stockholders, page 29

2.   We note that SES has added a number of additional selling stockholders to the table and
        have this comment:

        • Describe briefly how each selling stockholder acquired the securities being
          offered for resale. Refer to comment 13 in our March 7, 2007 letter.

- If applicable, state any position, office, or other material relationship that each selling stockholder has had within the past three years with SES or any of its predecessors or affiliates and any such continuing relationship. <u>See</u> Item 507 of Regulation S-B. Refer to comment 14 in our March 7, 2007 letter.

- If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, SES must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer. Refer to comment 15 in our March 7, 2007 letter.

- If a selling stockholder is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate purchased the securities to be resold in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase. If SES is unable to make these representations in the prospectus, SES must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations. Refer to comment 16 in our March 7, 2007 letter.

<u>Note 2. Summary of Significant Accounting Policies, page F-7</u>

3. We note your response to prior comment 6. However, it appears that your response and revised disclosures do not adequately demonstrate your compliance with EITF 02-05. Based on your disclosures, we assume that each of the entities in the restructuring was 50% owned by each co-founder. If this is correct, please clarify and indicate that contemporaneous, written evidence of an agreement exists that the co-founders agreed to vote their shares in concert. If any of the ownership structures were other than 50/50, please clarify and demonstrate your compliance with EITF 02-05.

<u>Note 2. Accounting for Stock-Based Compensation, page F-28</u>

4. We note your response to prior comment 7. However it appears that you still have not included the amounts representing total stock-based employee compensation expense determined under the fair value-based method for all awards required by paragraph 84(c) of SFAS 123(R) in your prior period pro forma presentations. Please advise or clarify your disclosures.

Exhibit Index

5.   It appears that SES has changed exhibit numbers of previously filed exhibits in pre-effective amendment 3 to the registration statement. For example, what was exhibit 10.6 is now exhibit 10.7. To avoid confusion, the exhibit number initially assigned to an exhibit in a registration statement should not change in subsequent amendments to the registration statement. Please revise.

Exhibit 10.17

6.   It appears that what was exhibit 10.16 is now exhibit 10.17. Please indicate when the exhibit was filed. We note the response to prior comment 10.

Other

7.   Refer to prior comment 11. As discussed with SES' outside counsel, the marked or redlined version of changed materials in the pre-effective amendment to the registration statement filed on the EDGAR system does not show accurately the changed materials. For example, none of the changed materials in the selling stockholders section is marked or redlined. As noted previously, Rule 301 of Regulation S-T requires the filing of a marked or redlined version of changed materials. Please comply with the rule's requirement in future filings.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, SES may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SES thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SES and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If SES requests acceleration of the registration statement's effectiveness, SES should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SES from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- SES may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that SES provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Robert G. Reedy, Esq.
        Porter & Hedges, L.L.P.
        1000 Main Street, 36th Floor

Houston, TX 77002